                                            Filed Pursuant to Rule 424(a)
                                            Registration Statement No. 333-62493

        SUPPLEMENT NO. 1 TO PRELIMINARY PROSPECTUS DATED OCTOBER 2, 1998

     On October 12, 1998, First Bank of Georgia's new Augusta branch office, located at 2805 Wrightsboro Road, was destroyed by fire. The office, which was under construction at the time of the fire and had not yet been occupied by the Bank, was fully insured by the contractor. Prior to the fire, the Bank expected the office to open in the fourth quarter of 1998. As a result of the fire, the Bank believes the office will open in early 1999.

                This Supplement No. 1 is dated October 13, 1998.